June 4, 2007
VIA EDGAR & HAND DELIVERY
Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Springhill Lake Investors Limited Partnership
Schedule 13E-3 – File No. 5-43479 filed March 12, 2007
Schedule 14D-9 – File No. 5-43479 filed March 12, 2007
Schedule TO-T – File No. 5-43479 filed March 12, 2007
Dear Mr. Pressman:
     On behalf of AIMCO Properties, L.P. (“Aimco OP”), Apartment Investment and Management Company (“Aimco”), AIMCO-GP, Inc. (“Aimco-GP”), AIMCO/Springhill Lake Investors GP, LLC (the “Managing General Partner”) and Springhill Lake Investors Limited Partnership (the “Partnership” and, together with Aimco-OP, Aimco, Aimco-GP and the Managing General Partner, the “Filing Persons”), we are responding to the Staff’s comment letter, dated March 29, 2007 (the “Comment Letter”), regarding the above-referenced filings. As requested, we have set forth below each of the Staff’s comments and the Filing Persons’ response to each comment. Capitalized terms used in the responses set forth below that are not defined herein have the meanings given to such terms in Aimco OP’s revised Offer to Purchase, dated June 4, 2007 (the “Offer to Purchase”), which has been filed as an exhibit in an amendment to the above-referenced Schedule TO.
Schedule TO-T
1.	Please explain why Springhill Lake Investors Limited Partnership has not been identified as a bidder in the Offer and a filing person in the going private transaction. For guidance, we refer you to Section II.D of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. Provide a similar analysis for OP Property Management, LLC.

Response: The offer is not being made by or on behalf of either the Partnership or OP Property Management, LLC, the entity that serves as property manager for the property owned by the Partnership (the “Property Manager”). As a result, under Rule 14d-1(g) neither entity is a “bidder.” Section II.D of the Current Issues Outline dated November 14, 2000 provides guidance regarding the determination of a “bidder” where the tender offer is made on such person’s behalf and provides some relevant factors in determining bidder status. Of the seven factors listed in the Current Issues Outline, none are applicable to the Partnership or the Property

Securities and Exchange Commission
June 4, 2007

Manager. In particular, neither entity directly or indirectly controls Aimco OP (the named bidder), neither entity would beneficially own the limited partnership units purchased by Aimco OP in the tender offer, and neither entity played any role in initiating, structuring or negotiating the tender offer.

We have revised the filing to include the Partnership as a filing person. The Property Manager has not been added as a filing person. Although the Property Manager is an affiliate of the Partnership and of Aimco-OP, it is not, directly or indirectly, engaged in the going private transaction. The Property Manager provides property management services to the Partnership in exchange for management fees, and does not have any direct or indirect control over the Partnership or any of the Filing Persons.
Offer to Purchase
2.	The information required by Items 7, 8, and 9 of Schedule 13E-3 should be set forth in full in a Special Factors section immediately following the summary term sheet. Refer to Rule 13e-3(e)(1)(ii) and General Instruction E to Schedule 13E-3.

Response: We have moved the section in the Offer to Purchase entitled “Special Factors,” so that it immediately follows the summary term sheet, and have made additional changes to that section to set forth in full the information required by Items 7, 8 and 9 of Schedule 13E-3.
Summary Term Sheet, page 1
Termination of Registration, page l
3.	Please expand your disclosure to explain the legal impact of your failure to prorate in the 2000 offer.

Response: We have revised the disclosure as requested.

4.	We note your statement that “the partnership intends to terminate registration.” Please explain the circumstances in which the offer would be consummated and you would fail to deregister. In addition, please clarify what the Filing Persons intentions are if a condition is triggered and the offer is not consummated.

Response: We have revised the disclosure as requested.
Risk Factors, page 4
5.	Please expand the third bullet point on page four to explain in greater detail the status of the potential redevelopment.

Response: We have revised the disclosure as requested.

Securities and Exchange Commission
June 4, 2007

6.	Please expand the disclosure on page five to discuss the frequency of AIMCO’s engaging in the sale of properties during or shortly after conducting a tender offer for partnership units. In addition, quantify the disparity between the offer prices and the sale prices.

Response: At this time, the Managing General Partner has no intention of selling the property during or shortly after conducting the tender offer, or during the term of the proposed redevelopment. The disclosure has been revised accordingly.

7.	Please expand the “conflicts of interest” risk factor on page five to explain the nature of the conflicts and the risks presented by the conflicts of interest.

Response: We have revised the disclosure as requested.

8.	Please revise the second risk factor on page six to quantify the fees discussed. Please expand your disclosure to explain the relevance of the second sentence.

Response: We have revised the disclosure as requested.

9.	Please expand the last bullet point on page six to clarify the risk that your control presents with respect to the offer.

Response: Upon further review, Aimco OP has determined that the risk factor entitled “We control your partnership” does not describe a material risk with respect to the offer, and it has been deleted.
Special Factors, page 8
Valuation of Units, page 8
10.	Please expand your disclosure to identify each factor that impacted the current market capitalization rate and how the factor impacted the determination of the capitalization rate. In that regard, it is unclear how the capitalization rate was derived.

Response: We have revised the disclosure as requested.

11.	Please explain the projection underlying $15,600,000 estimated annual property income. In addition, please explain why an annualized rate based on projections for 2007 was deemed to be appropriate.

Response: We have revised the disclosure as requested. Please note that the annual income projection for 2007 was not annualized based on results for a portion of the period. As described in the Offer to Purchase, the projection for 2007 was based on 2006 property income and adjusted based on the assumptions described therein.

12.	Please expand your disclosure to explain how applying a capitalization rate of 5.5% to the $13,442,250 net property income resulted in the estimated gross property value of $245,000,000.

Securities and Exchange Commission
June 4, 2007

Response: We have revised the disclosure as requested.
Background of the Offer-General, page 13
13.	Please expand your disclosure to explain why the company did not take action with respect to its failure to appropriately prorate the offer and comply with Rule 13e-3 prior to 2007.

Response: Upon becoming aware of the failure to prorate in accordance with the terms of the May 2000 offer, Aimco OP determined that the appropriate action to take was for the Partnership not to terminate its registration, and to continue to file periodic reports with the SEC under the Securities Exchange Act of 1934 until such time, if any, as another transaction was completed that complied with the filing, dissemination and disclosure requirements of Rule 13e-3. We have revised the disclosure accordingly.

14.	We note that your Schedule 13E-3 refers to this section to satisfy the Item 1013(a) of Regulation M-A disclosure obligations. We are unable to locate disclosure which addresses the filing persons’ purposes for undertaking the offer. Please revise to provide a detailed discussion of the purposes of the offer. Similarly we are unable to locate disclosure complying with Item 1013(c) of Regulation M-A.

Response: We have revised the disclosure as requested.
Alternatives Considered by Your Managing General Partner, page 13
15.	We note your limitation of the discussion here and elsewhere in the document to the Managing General Partner and “us.” Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person. Please carefully review your disclosure and ensure that you have included the required disclosure for each filing person.

Response: We have revised the disclosure as requested.

16.	Revise your alternatives section to clearly disclose why each alternative was rejected. Refer to Item 1013(b) of Regulation M-A.

Response: We have revised the disclosure as requested.
Liquidation, page 14
17.	The disclosure required by Item 1013 should appear in the “Special Factors” Section of the document rather than be cross-referenced. Please revise accordingly. In addition, please explain in detail why each filing person believes the present time may not be the most desirable time to sell the residential real estate assets. In that regard, the information currently cross-referenced is unclear.

Response: The disclosure required by Item 1013 has been included under “Special Factors.”

Securities and Exchange Commission
June 4, 2007

Alternative Transactions Considered by Us, page 14
18.	Your current disclosure is unclear. The statement that “we have decided to proceed with this offer” does not address any alternative courses of action, such as maintaining the status quo, which were considered.

Response: We have revised the disclosure as requested to address alternative courses of action which we considered to accomplish the stated purposes, as required by Item 1015(b) of Regulation M-A. The purpose of the offer is for Aimco OP to increase its ownership in the Partnership. Consequently, we did not consider maintaining the status quo.
Material Federal Income Tax Matters, page 14
19.	Please be advised that you are required to discuss the material tax consequences of the offer. Please identify each instance where the “determinations of fact,” “interpretations of complex provisions,” or lack of “clear precedent or authority” renders your discussion subject to doubt. Please explain in detail the nature of the uncertainty and how such uncertainty affects the tax discussion.

Response: We have revised the disclosure to eliminate such uncertainty from the tax discussion. The phrases which you have identified as creating doubt have been removed.
Effects of the Offer, page 16
20.	Item 1013(d) of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the company, each filing person and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. Please revise this section to provide the required disclosure.

Response: We have revised the disclosure as requested.
Position of the Managing General Partner of Your Partnership with Respect to the Offer, page 17
21.	We are unable to locate disclosure attempting to comply with Item 1014 of Regulation M-A from the subject company. Please advise.

Response: We have added a new heading, entitled “Fairness of the Offer,” and have included under it the disclosure required by Item 1014.

22.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail, including quantification where appropriate. Revise the fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in sufficient detail. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. In addition, please expand your disclosure to explain in greater detail why the managing general partner believes there is no distinction between going concern and liquidation value.

Securities and Exchange Commission
June 4, 2007

Response: We have revised the disclosure to include all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A (or explain why an omitted factor was not deemed material or relevant), and to explain why the managing general partner believes there is no distinction between going concern and liquidation value.

23.	Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of some of the factors upon which the fairness determination was based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Please revise. Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988).

Response: We have revised the disclosure as requested.

24.	Your disclosure should specifically address what consideration the managing general partner gave to the various conflicts addressed in the subsequent section.

Response: We have revised the disclosure as requested.

25.	Please expand your disclosure to explain in greater detail why the managing general partner believes the transaction is procedurally fair given the absence of procedural safeguards. In addition, given the substantial nature of the conflicts, please provide enhanced disclosure explaining why the managing general partner did not believe the procedural protections set forth in Items 1014(c)-(e) were appropriate.

Response: We have revised the disclosure as requested.

26.	We note your reference to the appraisal provided by IRR. If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. If the IRR appraisal was not relied upon, please explain why.

Response: The IRR appraisal was not relied upon by the Filing Persons because it is more than three years old. The IRR appraisal concludes that the market value of the Springhill Lake Apartments was $208.5 million at April 28, 2004. In determining the offer price, Aimco OP valued the property much higher, at $245 million.
Conditions of the Offer, page 9
27.	We note that you reserve the right to terminate the offer in the event a condition is triggered “regardless of the circumstances giving rise to them.” Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

Securities and Exchange Commission
June 4, 2007

Response: The referenced phrase is not intended to allow the Filing Persons to trigger a condition to the offer. We have revised the disclosure to clarify that Aimco OP may not assert a condition which has not been satisfied solely as a result of its own actions.

28.	We note that any determination you make will be “final and binding.” This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Response: We have deleted the references to “final and binding.”

Securities and Exchange Commission
June 4, 2007

     We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5396 if you have any questions or comments regarding this letter.
Very truly yours,
/s/ Jonathan L. Friedman
Jonathan L. Friedman

cc:	Martha Long – Apartment Investment and Management Company
Derek McCandless, Esq. – Apartment Investment and Management Company